                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-35578


                   SUBJECT TO COMPLETION, DATED MAY 19, 2000

PROSPECTUS

                                1,875,751 SHARES

                              VSI ENTERPRISES, INC.

                                  COMMON STOCK


          This is a resale of VSI Enterprises, Inc. common stock by our shareholders. VSI Enterprises will not receive any of the cash proceeds from the sale of our shares of common stock.

          The common stock is traded on the OTC Bulletin Board under the symbol "VSIN." On May 18, 2000, the last reported sale price for the common stock, as reported on the OTC Bulletin Board, was $2 7/8 per share.


          INVESTING IN COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.


          The selling shareholders may sell the common stock in one or more transactions through brokers in the over-the-counter market, in private transactions, or otherwise, at current market prices. Accordingly, sales prices will depend upon price fluctuations and the manner of sale.


          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------










                  The date of this Prospectus is May 19, 2000

                              AVAILABLE INFORMATION

         VSI Enterprises is subject to informational requirements of the Securities Exchange Act of 1934. In accordance with the 1934 Act, VSI Enterprises files reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Northeast Regional Office located at Seven World Trade Center, Suite 1300, New York, New York 10048 and the Midwest Regional Office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Public Reference Room. VSI Enterprises' Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at http://www.sec.gov.

         VSI Enterprises has filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common stock being offered. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed with the Commission are hereby incorporated in this prospectus by reference:

         1. VSI Enterprises' Annual Report on Form 10-K for the year ended December 31, 1999;

         2.       VSI Enterprises Definitive Proxy Statement filed April 21,
                  2000; and

         3. The description of VSI Enterprises' common stock contained in VSI Enterprises' registration statement on Form 8-A as filed with the Commission on November 12, 1991.

         All documents filed by VSI Enterprises under Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus. Any information incorporated by reference shall be modified or superseded by any information contained in this prospectus or in any other document filed later with the Commission that modifies or supersedes such information. Any information that is modified or superseded shall become a part of this prospectus as the information has been so modified or superseded.

         We will provide without charge to each person to whom a prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus, excluding exhibits unless such exhibits are specifically incorporated by reference into such documents. Please direct such requests to Investor Relations Department, VSI Enterprises, Inc., 5801 Goshen Springs Road, Norcross, Georgia 30071, telephone number (770) 242-7566.

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should carefully consider the risks below and other information in this prospectus before deciding to invest in our common stock. The following summarizes the risks inherent in our business.

IF WE FAIL TO DEVELOP COMPETITIVE PRODUCTS IN RESPONSE TO TECHNOLOGICAL CHANGES, OUR BUSINESS WILL NOT GROW OR REMAIN COMPETITIVE.

         The market for our products is characterized by rapidly changing technology, evolving industry standards and frequent product introductions. Product introductions are generally characterized by increased functionality and quality at reduced prices. If we are unable, for technological or other reasons, to develop competitive products in a timely manner in response to changes in the industry, our business and operating results would be significantly harmed. For example, the successful launch in the last quarter of 2000 of Voyager, our second-generation PC-based device controller, depends on our ability to complete the design and development of complex audio/visual control software built on a new software kernel co-developed with ACIS, Inc.

         Our ability to successfully develop and introduce on a timely basis new and enhanced products that embody new technology and achieve levels of functionality and prices that are acceptable to the market will be a significant factor in our ability to grow and to remain competitive. For instance, the ability to transact business via the Internet is becoming increasingly important. Accordingly, in order to remain competitive, we are currently developing a system that will allow us to deliver products and services to our customers via the Internet. We may not be able to timely or effectively implement this strategy.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL TO FINANCE OUR OPERATIONS WHEN NEEDED.

         We will require additional capital or other funding to finance our operations, new market development and continued growth. We may seek additional equity financing through the sale of securities on a public or a private placement basis on such terms as are reasonably attainable. We may not be able to obtain such financing when needed, or if obtained, it may not be sufficient or on terms and conditions acceptable to us.

WE MAY NOT BE ABLE TO ACHIEVE OR SUSTAIN PROFITABILITY IN THE FUTURE.

         After 14 years of operations, we have not reported any profits for a full year of operations, and as of December 31, 1999, we had an accumulated deficit of $49.7 million. We may not be able to achieve or sustain profitability in the future. We anticipate an increase in expenses as a result of research and development and marketing for our new products. As a result, we may incur additional losses and negative cash flow from operations for the foreseeable future.

IF WE FAIL TO SECURE SUFFICIENT CAPITAL OR FAIL TO CREATE A STRONG MARKETING SUPPORT TEAM, OUR EFFORTS TO PENETRATE NEW MARKETS COULD FAIL, RESULTING IN DECREASED CASH FLOW.

         Expanding our presence in the audio/visual command and control market will require capital for further software product development, and the creation of sales channels and a marketing support team. The inability to secure sufficient capital or the failure to create a strong sales channel/marketing support organization could result in a failed effort to penetrate these new markets and could adversely affect operating results and cash flow.

OPERATING RESULTS COULD BE ADVERSELY AFFECTED BY A DISRUPTION IN SUPPLY OR A SIGNIFICANT PRICE INCREASE OF VIDEOCONFERENCING COMPONENTS OR FAILURE OF A THIRD PARTY SUPPLIER TO REMAIN COMPETITIVE IN PRICE.

         Substantially all of our videoconferencing components, subsystems and assemblies are made by outside vendors. Disruption in supply, a significant increase in price of one or more of these components or failure of a third party supplier to remain competitive in functionality or price could result in lost sales. We could experience such problems in the future. Similarly, excessive rework costs associated with defective components or process errors associated with our anticipated new product line of videoconferencing systems could adversely affect our business and operating results.

WE DEPEND ON PURCHASES FROM A FEW SIGNIFICANT CUSTOMERS, AND ANY LOSS CANCELLATION, OR REDUCTION OF PURCHASES BY THESE CUSTOMERS COULD HARM OUR BUSINESS.

         We currently sell control and videoconferencing systems to a small number of major customers. During the year ended December 31, 1999, approximately fifty percent (50%) of our revenues were from three large customers. Further, we do not have long term contracts with any of our other customers, so our customers could stop purchasing our products at any time. The loss of Bell Atlantic as a customer of Videoconferencing Systems, any termination or material modification of Eastern Telecom's agency agreement with Bell Atlantic or the loss other major customers, or any reduction in purchases by these customers, could significantly harm our business.

IF WE CANNOT ATTRACT, RETAIN, TRAIN OR MANAGE OUR KEY MANAGEMENT OR TECHNICAL PERSONNEL EFFECTIVELY, OUR ABILITY TO DEVELOP AND SELL NEW PRODUCTS COULD BE HINDERED, RESULTING IN A REDUCTION IN SALES.

         Our development, management of our growth and other activities depend on the efforts of key management and technical employees. Competition for such persons is intense. Since we do not have long-term employment agreements with our key management personnel or technical employees, we could lose one or more of our key management or technical personnel that could significantly harm our business. Our future success is also dependent upon our ability to effectively attract, retain, train, motivate and manage our employees, and failure to do so could hinder the development and marketing of our new products which could result in a reduction in sales, and our customers could shift their purchases to our competitors.

WE MAY NOT BE ABLE TO MAINTAIN OR IMPROVE OUR COMPETITIVE POSITION BECAUSE THERE ARE COMPETITORS WHO MAY ENTER THE MARKET WITH FAR GREATER TECHNICAL AND FINANCIAL RESOURCES THAN WE HAVE.

         Competition in the command and control and video communications markets is intense. We expect other competitors, some with significantly greater technical and financial resources, may enter these markets. If we cannot continue to offer new command and control and videoconferencing products with improved performance and reduced cost, our competitive position will erode. Moreover, competitive price reductions may adversely affect our results of operations. In the command and control market, our primary competitors are Panja, Inc. and Crestron Electronics, Inc. In the videoconferencing market, our primary competitors are PictureTel Corporation, VTEL Corporation and Polycom Inc.


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

FLUCTUATIONS IN OUR QUARTERLY PERFORMANCE COULD ADVERSELY AFFECT OUR TOTAL REVENUES AND NET INCOME LEVELS.

         Our revenues have historically occurred predominantly in the third month of each fiscal quarter. Accordingly, our quarterly results of operations are difficult to predict, and delays in the closing of sales near the end of the quarter could cause quarterly revenues and, to a greater degree, operating and net income to fall substantially short of anticipated levels. Our total revenues and net income levels could also be adversely affected by:

-    cancellations or delays of orders;

-    interruptions or delays in the supply of key components;

-    changes in customer base or product mix;

-    seasonal patterns of capital spending by customers;

- delays in purchase decisions due to new product announcements by us or our competitors; and

-    increased competition and reductions in average selling prices.

WE MAY NOT BE ABLE TO REGAIN OUR NASDAQ LISTING.

         Effective as of the close of business on September 22, 1999, our common stock was delisted from the Nasdaq SmallCap Market and began trading on the OTC Bulletin Board. The delisting occurred as a result of the minimum bid price on our common stock being less than $1.00 per share and our net tangible assets being under $2.0 million. Our appeal of Nasdaq's decision to delist our shares was rejected. Our common stock will continue to trade on the OTC Bulletin Board until such time as we qualify for inclusion on the Nasdaq Stock Market. Because the requirements for a new listing on the Nasdaq Stock Market are substantially more onerous than the requirements for continued listing, we may not be in a position in the future to reapply for listing on Nasdaq. Because the OTC Bulletin Board is generally a less efficient market than the Nasdaq Stock Market, the liquidity and volatility of our shares could be adversely impacted. Furthermore, institutional investors are less likely to be interested in stocks trading on the OTC Bulletin Board.

RESALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

         We currently have an effective registration statement covering the resale of 4,258,865 shares of our common stock by certain shareholders, although, as a result of the repayment of convertible debentures held by Thomson Kernaghan, only 2,561,935 may be sold under such registration statement.
The 1,875,751 total shares we are registering for sale under this Prospectus are comprised of 1,351,625 shares of common stock sold in the March 10, 2000 private placement and 524,126 shares of common stock that were issued in exchange for Eastern Telecom shares held by its minority shareholders.
The sale of these shares into the market may adversely affect the market price of our common stock.

                                BUSINESS SUMMARY

GENERAL

FORWARD-LOOKING STATEMENTS

         Certain statements contained in this filing are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to financial results and plans for future business development activities, and are thus prospective. All statements other than statements of historical fact we make in this report are forward-looking. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions, competition and other uncertainties set out above under "Risk Factors" and as detailed from time to time in our Securities and Exchange Commission filings.

OVERVIEW

         VSI Enterprises, Inc. is an Atlanta-based holding company. Our core business is the design, manufacture, marketing and servicing of software based command and control systems, including videoconferencing control systems, which operate on PC platforms, through our wholly owned subsidiary, Videoconferencing Systems, Inc. On May 18, 2000, we closed the sale of our majority-owned subsidiary, VSI Network Solutions, Inc., doing business as Eastern Telecom, to PentaStar Communications, Inc., a Denver, Colorado based communications services agent. Our consolidated statements of operations have been adjusted to reflect the discontinuance of Eastern Telecom's operations.

         Our command and control solutions allow end users to operate, as a single system, a broad range of electronic equipment such as projectors, VCRs, computers, sound systems, lighting and temperature controls and other audio/video devices in a variety of settings. Our videoconferencing products are designed to allow multiple participants at geographically dispersed sites to see and hear each other on live television and share graphical and pictorial information using standard commercially available telecommunications transmission facilities. We integrate standard video, audio and transmission components with our own proprietary video, audio and computer control components and patented software under the trade name Omega. A typical customer is a large, multi-site organization that utilizes sophisticated audio, video and communications network technologies that require complex command and control solutions. These solutions can be used in a variety of settings, including corporate meetings and conferences, distance learning and judicial arraignment systems. These customers also require superior after-the-sale service. Historically, we have utilized a direct sales model. However, in order to grow sales and to reach and maintain profitability, management believes that Videoconferencing Systems can better leverage its technological and service competencies by marketing and selling its products through third party resellers and system integrators, who specialize in the sale, installation, support and service of audio/visual equipment, and by entering new markets for its control system technology.

         During 1999 and continuing into 2000, we undertook a restructuring of our business operations and balance sheet that are intended to achieve profitable operations and provide positive operating cash flows. As part of this restructuring, we raised additional equity capital and paid off our debt holders. This restructuring included raising additional equity capital through the private sale of common stock and exchanging our common stock for shares of Eastern Telecom held by its minority interest holders, restructuring and then subsequently retiring our debt, selling non-strategic assets and aggressively managing accounts receivable and inventory.

         These restructuring initiatives have enabled Videoconferencing Systems to reposition its product line and to expand its presence in the audio/visual command and control systems market. This market, which to some degree overlaps the high-end videoconferencing market historically served by Videoconferencing Systems, is almost exclusively maintained by thousands of resellers and system integrators. Videoconferencing Systems' products are being re-engineered such that they may also be sold through these third party channels. We believe that, once product development has been completed, Videoconferencing Systems will offer a functionally superior, lower cost, fully integrated solution that provides command and control and remote diagnostics for audio, visual and room environment devices and for network connectivity. Videoconferencing Systems has already experienced success in this market, having completed approximately $1.7 million of custom command and control projects for two long-time customers in 1999.

         Once established in the audio/visual command and control market, we envision developing additional applications for other command and control system markets, including process control applications in manufacturing environments and the burgeoning home entertainment market that may involve licensing our control software to existing OEM vendors, in addition to third-party reseller channels.

                                 USE OF PROCEEDS

         We will not receive any of the cash proceeds from the sale of shares of the common stock by the selling shareholders.

                              SELLING SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 19, 2000 by the shareholders who are offering securities in connection with this prospectus. Beneficial ownership includes shares for which an individual has or shares voting or investment power or both. All of the listed persons have sole voting and investment power over the shares listed opposite their names unless otherwise indicated in the notes below. Of the 1,875,751 total shares we are registering for sale under this Prospectus, 1,351,625 consist of shares of common stock sold in the March 10, 2000 private placement and 524,126 consist of shares of common stock that were issued in exchange for Eastern Telecom shares held by its minority shareholders.

                                                     BEFORE THE OFFERING                               AFTER THE OFFERING
                                                   ----------------------                            -----------------------
                                                      NUMBER                     SECURITIES TO         NUMBER
        NAME OF BENEFICIAL                         BENEFICIALLY  PERCENT            BE SOLD          BENEFICIALLY   PERCENT
              OWNER                                   OWNED      OF CLASS         IN OFFERING           OWNED       OF CLASS
----------------------------------                 ------------  --------        -------------       ------------   --------
Andover Real Estate Services, Inc.                   20,290          *                9,787             10,503          *
Allen B. Mann                                       208,500       1.34%             200,000              8,500          *
Andover Group, Inc.                                 121,900          *               20,000            101,900          *
Austin Stephens(1)                                   18,533          *                1,000             17,533          *
Barbara B. Harrison Living Trust                      6,000          *                6,000                  0          0
Catherine C. Reed                                    12,000          *               12,000                  0          0
Juliet Louise Shane                                   6,000          *                6,000                  0          0
Bruce M. Fogel                                        9,246          *                5,495              3,751          *
Bruce Pecaro                                         40,000          *               40,000                  0          0
Christina Sanders                                    10,000          *               10,000                  0          0
Craig S. Collins                                     20,000          *               20,000                  0          0
Richard Mays(2)                                     512,019       3.43%               1,000            511,019       3.43%
Eric J. Sundsvold                                    15,000          *               15,000                  0          0
Excalibur Limited Partnership                       333,333       2.24%             333,333                  0          0
Frank R. and Colleen T. Trabold                      40,000          *               40,000                  0          0
Frederick M. Phillips                                 2,000          *                2,000                  0          0
Jack M. and Zoe A. Ciarletta                         20,000          *               20,000                  0          0
Jeffery M. Travis (IRA/SEP)                           5,000          *                3,625              1,375          *
James L. and Deborah Y. Lollar                       10,000          *               10,000                  0          0
John Daly                                             9,000          *                9,000                  0          0
John G. Schulz                                        5,000          *                5,000                  0          0
John W. Tonti                                       100,000          *              100,000                  0          0
Karen T. Franklin(3)                                 77,000          *                2,000             75,000          *
Ken Burke                                            15,000          *               15,000                  0          0
Ken Oberkofler(4)                                    15,266          *                3,500             11,766          *
Larry and Sharon Carr(5)                          1,573,639      10.03%             459,815          1,413,824       7.49%
Michael and Barbara S. Tonti                         60,000          *               60,000                  0          0
Peter M. Gerard                                      12,500          *               12,500                  0          0
Randall Taylor                                       10,000          *               10,000                  0          0
Richard E. Harrison(6)                              986,667       6.28%              20,000            966,667       6.49%
Robert W. Schneier                                    3,000          *                3,000                  0          0
Sheila and Robert Brian                              10,667          *               10,667                  0          0
Steve Burke                                           5,000          *                5,000                  0          0
Steven R. and Juliet L. Shane                       100,000          *              100,000                  0          0
William E. and Charlotte Harrison                     4,000          *                4,000                  0          0
Richard A. Schubert                                 122,828          *               19,223            103,605          *
A. John Knapp, Jr                                   230,499       1.55%              32,558            197,941       1.33%
Michael Segal                                         3,549          *                3,549                  0          0

                                                     BEFORE THE OFFERING                               AFTER THE OFFERING
                                                   ----------------------                            -----------------------
                                                      NUMBER                     SECURITIES TO         NUMBER
           NAME OF BENEFICIAL                      BENEFICIALLY  PERCENT            BE SOLD          BENEFICIALLY   PERCENT
                  OWNER                               OWNED      OF CLASS         IN OFFERING           OWNED       OF CLASS
-----------------------------------------          ------------  --------        -------------       ------------   --------
Ezekiel(1)                                         200,000       1.34%             200,000                  0          0
Timothy M. Bates                                     10,000          *               10,000                  0          0
Thomas E. Van Lente                                 234,246       1.57%              20,495            213,751       1.43%
Wallace G. Franklin                                   3,000          *                3,000                  0          0
Ambrose W. Givens, Sr                                72,465          *               34,955             37,510          *
Albert J. Wisialko                                    7,248          *                3,497              3,751          *
Chester C. Cavoli                                    18,115          *                8,738              9,377          *
Richard K. Snelling                                 382,729       2.57%              34,955            347,744       2.33%
Francis W. Marceau and Linda Dupont                   7,246          *                3,495              3,751          *
James H. Stewart                                      3,625          *                1,749              1,876          *
Julia B. North(7)                                   115,996          *                3,495            112,501          *
Maurice and Mary Ann La Flamme                        7,246          *                3,495              3,751          *
A. Max Walker                                       116,306          *               33,796             82,510          *
Namassivaya Doddi                                    14,492          *                6,992              7,500          *
OHA Financial                                       666,667       4.47%             166,667            500,000       3.36%
Richard W. Egan(8)                                   33,080          *                3,495             29,585          *
Rodney J. Conard                                      3,495          *                3,495                  0          0
Vital Resources Profit Sharing Trust FBO              7,131          *                3,380              3,751          *
             Total                                                                1,875,751
                                                                                  ---------

-----------

         *        Less than 1% of outstanding shares.

        (1) Includes 16,246 shares of common stock subject to presently exercisable stock options.

        (2) Includes 11,019 shares of common stock subject to stock options that are exercisable within the next sixty days and 500,000 shares held by ACIS, Inc. of which Mr. Mays is the controlling stockholder.

        (3) Includes 50,000 shares of common stock issuable upon the exercise of warrants that are exercisable within the next sixty days and 25,000 shares of common stock issuable upon the exercise of options.

        (4) Includes 3,894 shares of common stock issuable upon the exercise of warrants and options that are exercisable within sixty days.

        (5) Includes 20,000 shares of common stock subject to stock options that are exercisable within the next sixty days and 262,537 shares of common stock subject to presently exercisable common stock Purchase Warrants. Also includes 166,667 shares and 500,000 shares subject to warrants held in the name of OHA Financial, the board of which Mr. Carr serves as a director; Mr. Carr disclaims beneficial ownership of these shares. Mr. Carr's mailing address is 5801 Goshen Springs Road, Norcross, Georgia 30071.

        (6) Includes 300,000 shares of common stock subject to stock warrants that are exercisable within the next sixty days. Also includes 166,667 shares and 500,000 shares subject to warrants held in the name of OHA Financial, for which Mr. Harrison serves as a director; Mr. Harrison disclaims beneficial ownership of these shares. Mr. Harrison's mailing address is 5801 Goshen Springs Road, Norcross, Georgia 30071.

        (7) Includes 103,750 shares of common stock subject to stock options that are exercisable within the next sixty days and 5,001 shares of common stock issuable upon the exercise of warrants.

        (8) Includes 18,334 shares of common stock issuable upon the exercise of options that are exercisable within the next sixty days and 3,751 shares subject to warrants.

                            DESCRIPTION OF SECURITIES

         The authorized capital stock of VSI Enterprises consists of 40,000,000 shares of common stock of $.001 par value and 800,000 shares of preferred stock of $.00025 par value, issuable in series, the relative rights and preferences of which may be designated by the board of directors.

COMMON STOCK

         Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the certificate of incorporation. Holders of outstanding common shares are entitled to those dividends declared by the board of directors out of legally available funds, and in the event of liquidation, dissolution, or winding up of the affairs of VSI Enterprises, holders are entitled to receive, ratably, the net assets of VSI Enterprises available to holders of common shares after distribution is made to the preferred stockholders. Holders of outstanding common shares have no preemptive, conversion, or redemptive rights.

PREFERRED STOCK

         VSI Enterprises is authorized to issue up to 800,000 shares of $.00025 par value preferred stock, none of which is outstanding. The board of directors has the power, without further action by the stockholders, to divide any and all shares of preferred stock into a series. The board also has the power to fix and determine the relative rights and preferences of the preferred stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidating and dissolution preferences, conversion or exchange rights and voting rights, if any.

         Issuances of preferred stock by the board of directors may result in such shares having senior dividend and/or liquidation preferences to the holders of shares of common stock and may dilute the voting rights of such holders. Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting rights of holders of the common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of preferred stock may be used as an anti-takeover device without further action on the part of the stockholders of VSI Enterprises. VSI Enterprises has no present plans to issue any shares of preferred stock.

TRANSFER AGENT

         SunTrust Bank, Atlanta, acts as the transfer agent for the common shares of VSI Enterprises.

                              PLAN OF DISTRIBUTION

         VSI Enterprises is registering the shares on behalf of the selling shareholders. Selling shareholders include donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by VSI Enterprises. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders.

         Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions, which may include block transactions, on Nasdaq, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers.

         The selling shareholders have advised VSI Enterprises that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. In addition, there is not an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

         The selling shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. The compensation paid as to a particular broker-dealer might be in excess of customary commissions.

         The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be underwriters within the meaning of
Section 2(11) of the Securities Act. And, any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

         Because selling shareholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of The Nasdaq Stock Market pursuant to Rule 153 under the Securities Act. VSI Enterprises has informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

         Upon VSI Enterprises being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker/dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Act. The supplement shall disclose:

- the name of each such selling shareholder and of the participating broker-dealer(s),

-        the number of shares involved,

-        the price at which such shares were sold,

- the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

- that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

-        other facts material to the transaction.

In addition, upon VSI Enterprises being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                  LEGAL MATTERS

         Certain legal matters in connection with the offering are being passed upon for VSI Enterprises by Smith, Gambrell & Russell, LLP, Suite 3100, 1230 Peachtree Street N.E., Atlanta, Georgia 30309.

                                     EXPERTS

         The consolidated financial statements as of December 31, 1999 and 1998 and for the years ended December 31, 1999 and 1998, incorporated by reference in this registration statement and prospectus, to the extent and for the periods indicated in their reports, have been audited by Grant Thornton LLP, independent public accountants, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements and schedules of VSI Enterprises, Inc. and subsidiaries as of and for the year ended December 31, 1997, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

          NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VSI ENTERPRISES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF VSI ENTERPRISES SINCE THE DATE HEREOF.




                       ---------------------------




                            TABLE OF CONTENTS


                                                                    Page
                                                                    ----

Available Information............................................     2
Incorporation of Certain
  Documents by Reference.........................................     2
Risk Factors.....................................................     3
Business Summary.................................................     6
Use of Proceeds..................................................     7
Selling Shareholders.............................................     7
Description of Securities........................................    11
Plan of Distribution.............................................    12
Legal Matters....................................................    13
Experts..........................................................    13





                         VSI  ENTERPRISES,  INC.





                            1,875,751 SHARES

                              COMMON  STOCK










                           P R O S P E C T U S






                              May 19, 2000










                        5801 GOSHEN SPRINGS ROAD
                         NORCROSS, GEORGIA 30071
                             (770) 242-7566